UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month January 2017

Commission File Number 000-030813

UMeWorld, Limited
(Translation of registrant’s name into English)

31/F, Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ) Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.) N/A

Changes in Registrant’s Certifying Accountant

On January 19, 2017, UMeWorld Limited (“the Company”) engaged Anthony Kam & Associates Ltd. (“AKAM”) as the Company’s independent registered public accounting firm for the Company’s fiscal years ended September 30, 2015 and 2016, and dismissed Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited and successor of AWC (CPA) Limited) (“Centurion”) as the Company's independent registered public accounting firm.

On May 18, 2016, the Public Company Accounting Oversight Board ("PCAOB") issued an order which, among other things, revoked the PCAOB registration of AWC (CPA) Limited (“AWC”), the Company's prior independent registered public accounting firm. As a result of that revocation, the Company can no longer include the audit report and consent of AWC in its future filings and other reports with the Securities and Exchange Commission. Accordingly, we have requested that AKAM, our successor audit firm, re-audit our financial statements for the fiscal year ended September 30, 2015, which will be included in our annual report on Form 20-F for the year ended September 30, 2016 when filed with the Securities and Exchange Commission, will include a report covering our fiscal year ended September 30, 2015.

The audit reports of Centurion and its predecessor on the consolidated financial statements of the Company for the years ended September 30, 2015 and 2014 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except that the reports for both years indicated that the Company has suffered recurring operating losses, and is dependent upon its stockholders to provide sufficient working capital to meet its obligations and sustain its operations.  Accordingly, such reports indicated that there was substantial doubt as to the Company’s ability to continue as a going concern and that the financial statements did not include any adjustments that might result from the outcome of this uncertainty.

In connection with the audits of the Company’s consolidated financial statements for the fiscal years ended September 30, 2015 and 2014 and through the date of this Current Report on Form 6-K, there were (i) no disagreements between the Company and Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Centurion’s satisfaction, would have caused Centurion to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with the Company’s annual report on Form 20-F.

The Company has provided a copy of the foregoing disclosures to Centurion and requested that Centurion furnish it with a letter addressed to the Securities and Exchange Commission stating whether Centurion agrees with the above statements. A copy of Centurion’s letter will be filed as Exhibit 99.1 to a Form 6-K/A.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to January 19, 2017, neither the Company nor anyone on its behalf has consulted with AKAM on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Exhibit 99.1

Letter from Centurion ZD CPA Limited to the U.S. Securities and Exchange Commission. *

* = to be filed by amendment to this Current Report on Form 6-K

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMeWorld, Limited

January 20, 2017	By:	/s/ Michael Lee
Michael Lee, Chief Executive Officer and Director
(Principal Executive Officer)

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